Exhibit (n)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the captions “Independent Registered Public Accounting Firm” and “Financial Statements”, and to the use of our reports dated February 14, 2012, February 15, 2011, and March 1, 2010 with respect to the financial statements of  Special Value Continuation Fund, LLC, converted to TCP Capital Corp. on April 2, 2012, and Special Value Continuation Partners, LP as of December 31, 2011, December 31, 2010, and December 31, 2009 and for each of the years then ended and the financial highlights for each of the periods indicated, included in the Registration Statement (Form N-2) dated December 7, 2012 and related Prospectus of TCP Capital Corp. for the public offering of its common stock.

Los Angeles, California

December 4, 2012